As filed with the Securities and Exchange Commission on July 1, 2005

Registration No. 333-124028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kenexa Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	7372	23-3024013
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nooruddin S. Karsan

Chief Executive Officer and Chairman of the Board of Directors

Kenexa Corporation

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry M. Abelson John P. Duke Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4000	Selim Day Shawn J. Lindquist Wilson Sonsini Goodrich & Rosati Professional Corporation 12 East 49th Street, 30th Floor New York, New York 10017 (212) 999-5800

Approximate date of commencement of proposed sale to the public: July 1, 2005.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-124028

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-124028) is being filed solely to include revised Exhibit 5.1.

This Post-Effective Amendment shall become effective in accordance with the provisions of Rule 462 of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Third Amended and Restated Articles of Incorporation of Kenexa Corporation

3.2**	Form of Articles of Amendment to Third Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective prior to the completion of this offering)

3.3**	Form of Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective immediately upon completion of this offering)

3.4**	Amended and Restated Bylaws of Kenexa Corporation

3.5**	Form of Amended and Restated Bylaws of Kenexa Corporation (to become effective immediately upon completion of this offering)

4.1**	Form of Specimen Common Stock Certificate of Kenexa Corporation

4.2**	Form of Class A-1 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-1 Warrants

4.3**	Form of Class A-2 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-2 Warrants

4.4**	Form of Amended and Restated Class B Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.5**	Form of Amended and Restated Class D Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.6**	Form of Amended and Restated Class E Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

5.1	Opinion of Pepper Hamilton LLP

10.1**	Kenexa Corporation 2000 Stock Option Plan

10.2**	Form of Non-Qualified Stock Option Award Agreement under the 2000 Stock Option Plan

10.3**	Form of Kenexa Corporation 2005 Equity Incentive Plan (to be effective upon completion of the offering)

10.4**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director)

10.5**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee)

10.6**	Second Amended and Restated Stockholders Agreement dated March 29, 2001 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.7**	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.8**	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein

Exhibit Number	Description of Document

10.9**	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001, by and among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.10**	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996

10.11**	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.12**	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.13**	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association, and Kenexa Technology Inc.

10.14**	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.15**	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.16**	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association

10.17**	Class B Common Stock and Warrant Purchase Agreement dated as of December 16, 1999 among Kenexa Corporation and the investors named therein

10.18**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation and Wafra Acquisition Fund 14, L. P.

10.19**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation, Parthenon Investors, L.P. and PCIP Investors

10.20**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated March 29, 2001 between Kenexa Corporation and Westbury Equity Partners SBIC, L.P.

10.21**	Kenexa Corporation Waiver by Stockholders and Amendment to Purchase Agreements

10.22**	Amendment No. 2 to the Series A Redeemable Participating Preferred Stock and Class A Common Stock Purchase Agreements dated September 26, 2002 between Kenexa Corporation and certain shareholders of Kenexa Corporation

10.23**	Form of Indemnification Agreement between Kenexa Corporation and each of its directors and certain officers

16.1**	Letter of PricewaterhouseCoopers LLP

21.1**	Subsidiaries of Kenexa Corporation

23.1**	Consent of by BDO Seidman, LLP

23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included in the signature page to the registration statement)

**	Previously filed

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required or the required information is included in the consolidated financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wayne, Pennsylvania, on the 1st day of July, 2005.

KENEXA CORPORATION

By:	/s/ NOORUDDIN S. KARSAN
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 1, 2005:

Signature	Title

/s/ NOORUDDIN S. KARSAN Nooruddin S. Karsan	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)

/s/ DONALD F. VOLK Donald F. Volk	Chief Financial Officer (Principal Financial and Accounting Officer)

* Barry. M Abelson	Director

* Elliot H. Clark	Director

* Bill L. Erickson	Director

* Joseph A. Konen	Director

* John A. Nies	Director

* Richard J. Pinola	Director

* John C. Rutherford	Director

*By:	/s/ DONALD F. VOLK
Donald F. Volk Attorney-in-fact

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Third Amended and Restated Articles of Incorporation of Kenexa Corporation

3.2**	Form of Articles of Amendment to Third Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective prior to the completion of this offering)

3.3**	Form of Amended and Restated Articles of Incorporation of Kenexa Corporation (to become effective immediately upon completion of this offering)

3.4**	Amended and Restated Bylaws of Kenexa Corporation

3.5**	Form of Amended and Restated Bylaws of Kenexa Corporation (to become effective immediately upon completion of this offering)

4.1**	Form of Specimen Common Stock Certificate of Kenexa Corporation

4.2**	Form of Class A-1 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-1 Warrants

4.3**	Form of Class A-2 Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation, as amended by amendments dated February 8, 2001 between Kenexa Corporation and each holder of Class A-2 Warrants

4.4**	Form of Amended and Restated Class B Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.5**	Form of Amended and Restated Class D Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

4.6**	Form of Amended and Restated Class E Common Stock Purchase Warrant to purchase common stock of Kenexa Corporation

5.1	Opinion of Pepper Hamilton LLP

10.1**	Kenexa Corporation 2000 Stock Option Plan

10.2**	Form of Non-Qualified Stock Option Award Agreement under the 2000 Stock Option Plan

10.3**	Form of Kenexa Corporation 2005 Equity Incentive Plan (to be effective upon completion of the offering)

10.4**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director)

10.5**	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee)

10.6**	Second Amended and Restated Stockholders Agreement dated March 29, 2001 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.7**	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.8**	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein

Exhibit Number	Description of Document

10.9**	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001, by and among Kenexa Corporation and certain shareholders of Kenexa Corporation

10.10**	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996

10.11**	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.12**	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation

10.13**	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association, and Kenexa Technology Inc.

10.14**	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.15**	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association, and Kenexa Technology, Inc.

10.16**	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association

10.17**	Class B Common Stock and Warrant Purchase Agreement dated as of December 16, 1999 among Kenexa Corporation and the investors named therein

10.18**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation and Wafra Acquisition Fund 14, L. P.

10.19**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated February 8, 2001 between Kenexa Corporation, Parthenon Investors, L.P. and PCIP Investors

10.20**	Series A Redeemable Participating Preferred Stock and Class C Common Stock Purchase Agreement dated March 29, 2001 between Kenexa Corporation and Westbury Equity Partners SBIC, L.P.

10.21**	Kenexa Corporation Waiver by Stockholders and Amendment to Purchase Agreements

10.22**	Amendment No. 2 to the Series A Redeemable Participating Preferred Stock and Class A Common Stock Purchase Agreements dated September 26, 2002 between Kenexa Corporation and certain shareholders of Kenexa Corporation

10.23**	Form of Indemnification Agreement between Kenexa Corporation and each of its directors and certain officers

16.1**	Letter of PricewaterhouseCoopers LLP

21.1**	Subsidiaries of Kenexa Corporation

23.1**	Consent of by BDO Seidman, LLP

23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included in the signature page to the registration statement)

**	Previously filed